Exhibit One

Date:  September 4, 2003

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     RE: Resignation of Auditor

In accordance with Regulation S-K 304, we have resigned as auditor of Magnum d'Or Resources Inc. effective July 7, 2003. We confirm that we have issued a standard auditor's report for the past two years with no qualifications or modifications. We also confirm that there have been no disagreements with management on any accounting issues or that a change was recommended by the Board of Directors or the Audit Committee.

We have reviewed the Form 8-K/A dated as of today and agree with the statements made in the Form 8-K, Item 4.

Please contact us if you have any questions or concerns.

Yours truly,

  MacCallum Horn LLP


________/s/____________
Harold VanderSchee, CA

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C.C. -    Christopher Moran
     Via - Email